February 20, 2007
VIA EDGAR
Ms. Cecilia D. Blye
Chief Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549-3561
Ms. Pradip Bhaumik
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street N.E.
Washington D.C. 20549-3561

Re:	UTi Worldwide Inc. Form 10-K for the year ended January 31, 2006, filed April 17, 2006 Commission file number: 000-31869
Dear Ms. Blye and Ms. Bhaumik:
We are in receipt of your letter to Roger MacFarlane dated February 12, 2007 (the “Letter”). We have prepared the following response to address the inquiries contained in the Letter regarding the above-referenced filing.
As requested in your Letter, we acknowledge that:
•	UTi Worldwide Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, our response corresponds to the format of the Letter.
General
     1. We note from the “Worldwide Office Locator” section of your website that you have offices in Iran and Syria, which are countries identified by the U.S. as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Your annual report does not include any information on your business in Iran and

February 20, 2006

Syria. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran and Syria, whether through direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the governments of Iran and Syria or entities controlled by those governments.
Response:
Notwithstanding the information on our website indicating that we have “offices” in Iran and Syria, the Company has no company-owned offices, assets or investments in the countries of Iran or Syria. As indicated in our SEC filings, in addition to our Company-owned offices, we serve our customers through a large network of independent, third party-owned agent offices. The agents we work with in the countries of Iran and Syria are listed on our website. These agents have, and are expected to continue, to provide standard freight forwarding and logistics services to our worldwide base of customers.
As a global provider of freight forwarding and logistics services, UTi derives more than 50% of its revenues from outside the United States. Many UTi customers are non-U.S. persons who move goods from one foreign country to another without ever involving any U.S. persons. Because our business is global and involves the movement of goods throughout the world, UTi is familiar with the U.S. provisions that restrict certain dealings with sanctioned countries, including Iran and Syria, and we have a compliance program in place to assure that we remain in compliance with those requirements.
To our knowledge, UTi has no agreements, commercial arrangements or other contacts with the governments of Iran and Syria or entities controlled by those governments.
     2. Please discuss the materiality of the activities and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of quantitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
     For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislature Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your

February 20, 2006

materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Syria.
     Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian and Syrian governments or entities controlled by those governments have received cash or acted as intermediaries in connection with your operations.
Response:
As described above, UTi has no company-owned offices, assets or investments in the countries of Iran or Syria, and we do not conduct any activities or operations in the countries of Iran and Syria other than through our third-party agency relationships located in those countries. These relationships generate less than 0.1% of our gross revenue and net income. We do not believe that these relationships are material under any quantitative or qualitative measurements. Because we do not have operations in Iran and Syria, we do not believe the investor sentiment described in your Letter should have any material impact on UTi. Furthermore, we do not believe the Iranian and Syrian governments or entities controlled by those governments have received cash or acted as intermediaries in connection with our operations. As indicated above, to our knowledge, UTi has no agreements, commercial arrangements or other contacts with the governments of Iran and Syria or entities controlled by those governments. Since our third party agents are independent companies with independent shareholders, operations and governing bodies, we are unable to comment on their respective operations.
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Please feel free to contact me at (310) 604-3311 should you have any questions. Please note that I will be traveling out of the country from Thursday, February 22, 2007 through March 7, 2007, in which case, please contact Stephen Cooke of Paul, Hastings, Janofsky & Walker LLP at (714) 668-6264.

Sincerely,
/s/ Lance E. D'Amico
Lance E. D’Amico
Senior Vice President & Global General Counsel

Copy to:
Mr. Michael Fay
Accounting Branch Chief
Division of Corporate Finance